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Exhibit 99.(a)(13)

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. Further, it constitutes a summary of material modifications to the most recent Incentive Thrift Plans' Summary Plan Descriptions.

Every great adventure takes a solid plan

June 20, 2005

Re: National Grid ADR Transactions

Dear Plan Participant:

        As announced in April, if you own company stock through the National Grid Incentive Thrift 401(k) Plan, a series of important transactions described as the "return of cash" will take place later this summer. Specifically, you should be aware that the mix of shares and cash you hold in the Incentive Thrift 401(k) Plan will change as a result of the recently completed sale of the four National Grid Transco (NGT) gas dis-tribution networks in the U.K. Please review the information contained in this communication carefully because it contains important information regarding your Thrift 401(k) account, including specifics regarding a period during which transactions will be limited (a so-called "blackout period").

        The return of cash includes a share consolidation (also known as a reverse stock split) and a distribution of cash. The distribution of cash represents the return of £2 billion (approximately $3.6 billion) to shareholders as a result of the gas distribution network sales. That distribution is valued at £3.25 (approximately $5.85) per National Grid American Depository Receipt, which trades under the symbol "NGG" (NGG ADR). The reverse stock split is designed to help ensure the stock price remains roughly the same even though the company is returning £2 billion to shareholders. Otherwise, if the company simply returned $5.85 per ADR without reducing the number of ADRs, then the value of each ADR would likely fall by $5.85.

        Details of the return of cash are included in two packages you may have already received at home if you currently hold NGG ADRs. One includes a Circular, an Annual Review, a Notice of the Annual General Meeting and Extraordinary General Meeting, and proxy voting instructions. The second includes a U.S. Supplemental Memorandum and a Schedule TO1. If you have questions related to these communications, please call the return of cash help line at 1-800-241-6711.

        The ADR reverse stock split will affect those who hold ADRs as of July 29, 2005. The NGT cash distribution will likewise apply to those who hold ADRs under the plan on July 29, 2005. The cash distribution proceeds will be reinvested back into individual participant Incentive Thrift 401(k) Plan accounts on approximately August 26, 2005. More specific information on how the NGT cash distribution will be credited to your account is provided under the transaction timeline on the next page.

  Also taking place during this time period is the distribution of the semiannual dividend on NGG ADRs.

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In the United States, National Grid Transco plc ("National Grid Transco") will file a Schedule TO with the U.S. Securities and Exchange Commission (the "SEC"). Holders of the Existing Ordinary Shares and Existing American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule TO and other related docu-ments filed by National Grid Transco will be available free of charge on the SEC's Web site at http://www.sec.gov.

Transaction Timeline

Please read this section thoroughly, as it includes important dates and details.

JULY 27, 2005

BLACKOUT FOR TRANSACTIONS INVOLVING NGG ADRs BEGINS

        A blackout period (a time in which you are blocked from performing transactions involving NGG ADRs) is necessary in order to allow an orderly and accurate ADR reverse stock split.

        July 27, 2005, is the last day you can make an exchange, loan, or withdrawal involving NGG ADRs. To make a change involving NGG ADRs before the blackout, please call T. Rowe Price at 1-800-922-9945 before 4 p.m. EDT on July 27, 2005 (certain transactions may also be conducted through the Web site at rps.troweprice.com).

        Please Note: All employee contributions to the Incentive Thrift 401(k) Plan received after July 27, 2005, will be held during the blackout period and posted to participant accounts following the end of the blackout on August 9, 2005. This restriction will apply regardless of whether or not a participant invests in the NGG ADRs.

JULY 29, 2005

Record date for the return of cash distribution and reverse ADR split

        Recordholders of NGG ADRs as of 5 p.m. on July 29, 2005, will thereafter see a reduction in the total number of NGG ADRs held under their Incentive Thrift 401(k) account using a factor of 0.877551. In addition, they will receive the cash distribution of £3.25 (approximately $5.85) per NGG ADR on August 26, 2005 or shortly thereafter. For example, if you held 100 NGG ADRs at the close of business on July 29 your Incentive Thrift 401(k) Plan account will be adjusted as of July 30 to reflect reverse split holdings of 87.7551 NGG ADRs. Then, on or around August 26, 2005, £325 (approximately $585) will be reinvested in your Incentive Thrift 401(k) Plan account under the rules described later in this timeline.

AUGUST 9, 2005

BLACKOUT ENDS

        All participants will now have full access to their NGG ADR shares and can call T. Rowe Price at 1-800-922-9945 to make investment changes and transactions involving NGG ADRs in individual accounts.

AUGUST 24, 2005

Payable date for ordinary dividend

        If you are a record holder as of June 10, 2005, you'll be entitled to a semiannual dividend which will be paid in accordance with your then current election under the Flexible Dividend Option. Call T. Rowe Price at 1-800-922-9945 for details.

AUGUST 24, 2005

Last day for a mix change before the return of cash distribution posting

A mix change is when you change the way your future contributions are invested.

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  If you are an employee participant, including employees on a leave of absence, the cash proceeds will be invested under your Incentive Thrift 401(k) Plan account in accordance with your mix allocation in effect as of 4 p.m. EDT on August 24, 2005. If you prefer that a specific mix allocation apply to the return of cash distribution only, you can accomplish this by choosing that investment mix election through T. Rowe Price before 4 p.m. EDT on August 24, 2005, and then re-electing your investment mix election for future contributions between the period of August 25, 2005, and 4 p.m. EDT on August 29, 2005.

  •
  If you are a former employee, beneficiary, alternate payee, or otherwise do not have a mix allocation on file at T. Rowe Price, your proceeds will be invested in the T. Rowe Price Stable Value Trust.

        In either case, you may reallocate the invested cash after the return of cash distribution posts if you so choose. Further, the cash proceeds remain tax deferred under the plan.

AUGUST 26, 2005
(or shortly thereafter)

Return of cash distribution proceeds credited to Incentive Thrift 401(k) accounts

        Proceeds from the return of cash will post to Incentive Thrift 401(k) Plan accounts in late August and will be reinvested in accordance with the above noted process.

        If you have any questions about the information in this letter, please call T. Rowe Price at 1-800-922-9945. Representatives are available Monday through Friday, from 7 a.m. to 10 p.m. eastern time.

Lydia Pastuszek
Senior Vice President, Human Resources

Note: The U.S. dollar equivalents expressed above are based on a recent exchange rate of $1.80 per U.K. pound. Actual values will be based on the applicable exchange rate at the time the transactions take place.

Important Notice About Your Rights Under the National Grid USA Companies' Incentive Thrift Plans

        Please note that the National Grid Incentive Thrift 401(k) retirement savings plan will be processing an ADR reverse stock split.

        As a result of this transaction, you temporarily will be unable to direct or diversify your NGG ADRs in your individual accounts, obtain a loan involving NGG ADRs from the plan, or obtain a distribution involving NGG ADRs from the plan. This period, during which you will be unable to exercise these rights otherwise available under the plan, is called a "blackout period". No matter when you are planning to retire, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

        The blackout period for the plan is expected to begin on July 27, 2005, and end on August 9, 2005.

        During the blackout period, you will be unable to direct or diversify NGG ADRs held in your plan account. For this reason, it is very important that you review and consider the appropriateness of your current investments. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income, and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings (up and down, in short periods of time) than other investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

        If you have any questions concerning this notice, contact:

Employee Services
1-888-424-2113

June 20, 2005

Dear Fellow Executive,

        This is a follow-up communication to my earlier email sent April 22, 2005 on the topic of National Grid Transco's Return of Cash transactions. As you know, National Grid Transco recently closed on the sale of four U.K. gas distribution networks. It is now in the process of undertaking the return of a portion of the sale amount to shareholders, both those who hold ordinary shares traded on the London Stock Exchange (symbol: NGT) and those who hold ADRs traded on the New York Stock Exchange (symbol: NGG). As you may already know, the Return of Cash transactions are composed of a Share Capital Consolidation (reverse stock split) and a cash distribution through so-called B Shares, both with a record date of July 29, 2005.

  Example: Recordholders of NGG ADRs as of 5 p.m. on July 29, 2005 will thereafter see a reduction in the total number of NGG ADRs they hold by using a factor of 0.877551. In addition, presuming the individual elects to receive cash for her or his B Shares (which is automatic under the Incentive Thrift 401(k) plan), she or he will receive a cash distribution of £3.25 (approximately $5.85) per NGG ADR on approximately August 26, 2005. For example, if you hold 100 NGG ADRs at the close of business on July 29 your NGG ADR holdings will be adjusted as of July 30 to reflect reverse split holdings of 87.7551 NGG ADRs (although Thrift 401(k) plan participants will be credited with partial ADRs, "street holders" will receive cash in lieu of the partial share). Then, on or around August 26, 2005, £325 (approximately $585) will be distributed to you (in the case of the Thrift 401(k) plan, the proceeds will be reinvested under the plan in accordance with plan rules).

        Late last week communications describing the Return of Cash transactions were mailed to the homes of U.K. and U.S. shareholders. U.S. holders of NGG ADRs are receiving two packages containing the following materials:

        Package 1:

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  Notice of Meetings (notice of the AGM and EGM)

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  Annual Review

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  Circular (describes the Return of Cash transactions generally)

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  Proxy voting instructions

        Package 2:

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  U.S. Supplemental Memorandum (describes Return of Cash transactions as they specifically apply to U.S. shareholders, including holders of NGG ADRs)

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  Tender offer materials

        In addition, participants in the below listed plans/arrangements are in the process of being mailed more information on how the Return of Cash transactions will apply under such plans/arrangements:

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  Incentive Thrift 401(k) plan (see attached)

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  National Grid USA Companies' Deferred Compensation Plan

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  NGT Options and Performance Share Plan

        As noted in the prior communication, neither Niagara Mohawk SAR operations nor operations associated with the Incentive Share portion of the Incentive Compensation Plan (ICP) are directly impacted by the Return of Cash transactions. If, however, you are subject to U.S. income taxes and hold either NGT ordinary shares or NGG ADRs in other than a tax deferred arrangement (including those who hold NGG ADRs in brokerage accounts as a result of awards received under the Incentive Share portion of ICP), you are urged to seek professional financial and tax advice prior to making any decisions regarding your holdings in relation to the Return of Cash transactions. The tax issues applicable to the Return of Cash distribution are complex. Details of the tax issues are contained in Part 3 of the U.S. Supplemental Memorandum.

Lydia Pastuszek
Senior Vice President, Human Resources

        Note: The U.S. dollar equivalents expressed in this document are based on a recent exchange rate of $1.80 per U.K. pound. Actual values will be based on the applicable exchange rate at the time the transactions take place.

In the United States, National Grid Transco plc ("National Grid Transco") will file a Schedule TO with the US Securities and Exchange Commission (the "SEC") and holders of the Existing Ordinary Shares and Existing American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule TO and other related documents filed by National Grid Transco will be available free of charge on the SEC's website at http://www.sec.gov.

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  Exhibit 99.(a)(13)